

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 8, 2006

<u>via U.S. Mail and Facsimile</u>
Mr. Nick Tintor
President and Chief Executive Officer
Nord Resources Corporation
1 West Wetmore Road, Suite 203
Tucson, Arizona 85705

> **Re:** **Nord Resources Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed July 24, 2006**
> **Form 10-QSB/A for the Interim Period Ended March 31, 2006**
> **Filed July 24, 2006**
> **File No. 001-08733**

Dear Mr. Tintor:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2005</u>

<u>General</u>

1.   Please include an explanatory note in the forepart of each amendment, for your annual and interim reports, indicating the nature of the revisions being made, with reference to those sections of the document where you have disclosed further details.

<u>Financial Statements</u>

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Restricted Cash, page F-9

2.   We have further considered your presentation of changes in restricted cash
        balances within the operating section of your statements of cash flows. We have
        consulted with our Division Chief Accountant's Office, and have the following
        guidance. Given that restricted cash must be separated from the cash totals on the
        statements of cash flows, any changes in the balance should be handled in a
        manner similar to investments, whereas increases in restricted cash are reported as
        investing cash outflows, while decreases in restricted cash are reported as
        investing cash inflows. Along with these changes, the actual cash flows should
        be reported in the statements of cash flows as either operating, investing or
        financing activity, based on the designated purpose or nature of the restricted
        cash. Please revise your statement of cash flows for the year ended December 31,
        2005 to classify changes in the restricted cash balance as an investing activity.

Form 10-QSB/A1 for the Interim Period Ended March 31, 2006

Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-5

3.   We note that you have revised your statement of cash flows for the three months
        ended March 31, 2006 in response to prior comment 2 in our letter dated July 13,
        2006. We believe this revision should be treated as a correction of an error;
        therefore, please comply with the disclosure requirements outlined in paragraph
        26 of SFAS 154. In addition, denote in the column heading of the statement of
        cash flows for the three months ended March 31, 2006 that it has been "revised"
        or "restated."

Controls and Procedures, page 14

4.   We note your disclosure in which you explain that you and your auditors
        identified certain material weaknesses during the first quarter of 2006 in addition
        to the material weaknesses you identified as of December 31, 2005. The issues
        you identify as material weaknesses as of March 31, 2006 appear to be accounting
        errors that resulted from material weaknesses in your internal control over
        financial reporting. Please revise your disclosure to detail the nature of the
        material weaknesses.
        In addition, within your disclosure please explain how you treated the correction
        of these errors. In this regard, we note that it does not appear that you have
        restated any previously issued financial statements.

Engineering Comments

Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2005

Description of Business, page 1

5.   In your "Landscape and Aggregate Rock Operations" section on page 4, please modify the disclosure to clarify whether the operating costs in the table include the trucking costs. Also note that this level of detailed disclosure about the landscape and aggregate operations would be aptly placed in the "Description of Property" section, following the guidance set forth in Instruction 1 to Item 102(a) of Regulation S-B.

Description of Property, page 7

6.   In the "Reserves" section at the top of page 14, you use the term "indicated resources." Revise this sentence to focus on proven and probable reserves, and remove any discussion about mineral resources, as disclosure of such measures is generally precluded under Instruction 3 to Paragraph (b)(5) of Industry Guide 7.

7.   We note that you revised the footnotes for the reserve table on page 14. Please further modify your disclosure to indicate the cutoffs that were used in defining reserves and to explain how they were used.

8.   In your "Metallurgical Test Work" section on page 23, expand your disclosure to include the following information:

- The variability in copper mineralogy you have found within your reserves

- Location of the column-test sample-points as compared with the bulk of the reserves

- The implications of these two factors may have on projected metallurgical recovery of copper

Also expand your disclosure about these points in your risk factors, as needed to emphasize the uncertainty inherent in the results of your metallurgical test work.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. You may contact Roger Baer at (202) 551-3705 if you have questions regarding the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief